Mail Stop 4561

April 20, 2009

Colleen M. Johnston
Group Head Finance and
Chief Financial Officer
The Toronto Dominion Bank
P.O. Box 1 Toronto Dominion Centre
Toronto, Ontario M5K 1A2

       Re: **The Toronto Dominion Bank**
                Form 40-F for the Fiscal Year Ended October 31, 2008
                Filed December 4, 2008
                File No. 1-14446

Dear Mrs. Johnston:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                Sincerely,

                Michael C. Volley
                Staff Accountant